FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

By: Thomas W. Beattie
Vice President, Corporate Development

Date: July 5, 2002

SOUTHWESTERN APPOINTS DIRECTOR

June 13, 2002

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSE) announced today the appointment of Mr. James Hume to the board of directors.

Mr. Hume, a chartered accountant, has held several senior executive positions in businesses involved in investment, development and asset management and is currently President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation, Calyx Investments Ltd. and Kanesco Holdings Ltd. The Kahanoff Foundation is one of Canada's largest private foundations. Rory O. Moore has resigned as a director of the Company and the Board thanked him for his contribution.

In other news, shareholders at the recent Annual General Meeting approved amending the Escrow Agreement dated May 2, 1994 among Southwestern, two shareholders of Southwestern (Global Gold Corporation and John G. Paterson), The Toronto Stock Exchange and the trustee. Amendments to the Escrow Agreement will allow, subject to regulatory approval, 25% (419,842 shares) of the 1,679,371 shares currently held in escrow to be released on August 14, 2002 and the remaining shares to be released from escrow in three equal installments of 419,843 shares in six month intervals over 18 months thereafter, or on such other dates as authorized by The Toronto Stock Exchange.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Argentina and China. Southwestern Resources is also exploring for diamonds in Canada and Brazil through its 39% owned affiliate, Canabrava Diamond Corporation, and for platinum group metals in Canada through its 19% owned affiliate, Aurora Platinum Corp.

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For more information, please contact:
Daniel G. Innes, VP, Exploration or
Thomas W. Beattie, VP, Corporate Development
Southwestern Resources Corp.
1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1. Reporting Issuer

SOUTHWESTERN RESOURCES CORP.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Item 2. Date of Material Change

June 13, 2002

Item 3. Press Release

The Issuer issued a press release on June 13, 2002

Item 4. Summary and Full Description of Material Change

The Company announced today the appointment of Mr. James Hume to the board of directors.

Item. 5 Full Description of Material Change

See attached Press Release.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

Thomas W. Beattie
Vice President, Corporate Development
Telephone: (604) 669-2525

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 13th day of June 2002.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

SOUTHWESTERN APPOINTS DIRECTOR

June 13, 2002

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSE) announced today the appointment of Mr. James Hume to the board of directors.

Mr. Hume, a chartered accountant, has held several senior executive positions in businesses involved in investment, development and asset management and is currently President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation, Calyx Investments Ltd. and Kanesco Holdings Ltd. The Kahanoff Foundation is one of Canada's largest private foundations. Rory O. Moore has resigned as a director of the Company and the Board thanked him for his contribution.

In other news, shareholders at the recent Annual General Meeting approved amending the Escrow Agreement dated May 2, 1994 among Southwestern, two shareholders of Southwestern (Global Gold Corporation and John G. Paterson), The Toronto Stock Exchange and the trustee. Amendments to the Escrow Agreement will allow, subject to regulatory approval, 25% (419,842 shares) of the 1,679,371 shares currently held in escrow to be released on August 14, 2002 and the remaining shares to be released from escrow in three equal installments of 419,843 shares in six month intervals over 18 months thereafter, or on such other dates as authorized by The Toronto Stock Exchange.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Argentina and China. Southwestern Resources is also exploring for diamonds in Canada and Brazil through its 39% owned affiliate, Canabrava Diamond Corporation, and for platinum group metals in Canada through its 19% owned affiliate, Aurora Platinum Corp.

-30-

For more information, please contact:
Daniel G. Innes, VP, Exploration or
Thomas W. Beattie, VP, Corporate Development
Southwestern Resources Corp.
1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com